SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 9, 2009

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service	5243A	October 9, 2009
2.	Regulatory News Service	3724A	October 7, 2009

09047381

SUPPL

SEC Mail Processing
Section

NOV - 2 2009

Washington, DC
110

Jlw 11/24

RNS Number : 5243A
Elementis PLC
09 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attache

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached: 05/10/09

6. Date on which issuer notified: 06/10/09

7. Threshold(s) that is/are crossed or reached: 10% - 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB0002418548	64,711,545	49,166,797	64,981,565	N/A	49,436,817	N/A	11.03%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion	Number of voting rights that may be acquired if the	% of voting rights

Period	instrument is exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
49,436,817	11.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 47,150,004 10.52%

Schroder Investment Management North America Limited 2,286,813 0.51%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms under investment management agreements.
14. Contact name:	Taryn O'Donoghue
15. Contact telephone number:	0207 658 6000

END

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SEC File No. 82-34751

Regulatory Story

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	09:10 07-Oct-2009
Number	3724A09

RNS Number : 3724A
Elementis PLC
07 October 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Group plc

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	2 October 2009
6. Date on which issuer notified:	6 October 2009
7. Threshold(s) that is/are crossed or reached:	Direct/Indirect decrease to bel

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering trans**			
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of vot**
			Direct	**Direct**	**Indirect**	**Direct**
Ord.5p ISIN GB0002418548	39,861,696	39,861,696	705,027	705,027	35,105,430	0.157%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of right**
N/A				

C: Financial Instruments with similar economic effect to

Qualifying Financial Instruments					
Resulting situation after the triggering transaction					
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voti**
					Nominal

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,810,457	7.992%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

28,750,886 Shares (6.416%) are held by State Street Nominees Ltd. Shares are unc control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary oi Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owr subsidiary of Lloyds Banking Group plc (Indirect Interests).
6,526,066 shares (1.456%) are under the control of Insight Investment Management Limited, a wholly owned subsidiary of Insight Investment Management Limited, a wh owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (Ind Interests).

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total votin[g] figure of 448,083,403
14. Contact name:	Kenny Melville
15. Contact telephone number:	0131 243 5301

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 16, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1347777	October 15, 2009

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	12:24 15-Oct-2009
Number	HUG1347777

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES		
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Plc	
2. Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)	

4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	13 October 2009
6. Date on which issuer notified:	14 October
7. Threshold(s) that is/are crossed or reached:	From 4% - 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the trigge			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		%
				Direct	Indirect	Di
ORD GBP 0.05	17,960,692	17,960,692	17,440,905	17,440,905		3.

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ convert

C: Financial Instruments with similar economic effect to Qualifying Financial Instr

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to

Total (A+B+C)

Number of voting rights	Percentage of voting rights
17,440,905	3.89

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (17,440,905 - 3.89 % = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (15,945,412 - 3.55 % = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (15,945,412 - 3.55 % = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease	N/A

to hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 448,083,403
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

15 October 2009

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